UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended		December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to

Commission file number: 1-14201

A.	Full title of the plans and the address of the plans, if different from that of the issuer named below:

SEMPRA ENERGY SAVINGS PLAN, SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN, AND SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

SEMPRA ENERGY 488 8th Avenue San Diego, California 92101

AUDITED FINANCIAL STATEMENTS

Sempra Energy Savings Plan
San Diego Gas & Electric Company Savings Plan
Southern California Gas Company Retirement Savings Plan

SIGNATURES

EXHIBITS

23.0 Consent of Independent Registered Public Accounting Firm

Sempra Energy

Savings Plan

Employer ID No: 33-0732627
Plan Number: 002

Financial Statements as of December 31, 2016 and
2015, and for the Year Ended December 31, 2016,
Supplemental Schedule as of December 31, 2016,
and Report of Independent Registered Public
Accounting Firm

SEMPRA ENERGY SAVINGS PLAN

NOTE:    Other schedules required by the Department of Labor’s Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Sempra Energy Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of Sempra Energy Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 26, 2017

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2016 AND 2015

(Dollars in thousands)

	2016	2015

CASH AND CASH EQUIVALENTS	$19	$-

INVESTMENT —
Interest in Sempra Energy Savings Master Trust, at fair value	295,882	266,223

RECEIVABLES:
Notes receivable from participants	2,928	2,735
Dividends	511	509
Employer contributions	1	1
Participant contributions	3	2

Total receivables	3,443	3,247

NET ASSETS AVAILABLE FOR BENEFITS	$299,344	$269,470

See notes to financial statements.

SEMPRA ENERGY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2016

(Dollars in thousands)

ADDITIONS:
Net investment gain — Plan interest in Sempra Energy Savings Master Trust
investment gain	$25,559

Contributions:
Employer	4,184
Participant	12,173
Participant rollovers	777

Total contributions	17,134

Interest income on notes receivable from participants	116

Total additions	42,809

DEDUCTIONS:
Distributions to participants or their beneficiaries	14,200
Administrative expenses	71

Total deductions	14,271

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	28,538

PLAN TRANSFERS:
Transfers from plans of related entities	4,659
Transfers to plans of related entities	(3,323)

Net plan transfers into plan	1,336

INCREASE IN NET ASSETS	29,874

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	269,470

End of year	$299,344

See notes to financial statements.

SEMPRA ENERGY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan. Participants are eligible to receive an Employer matching contribution immediately upon entering the Plan. Employees may make regular savings investments in Sempra Energy common stock and other optional investments permitted by the Plan. The Pension and Benefits Committee of the Company controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $18,000 for 2016. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $6,000 on a pretax basis for 2016. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral percentage for participants is 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%. The default investment vehicle for 2016 is the T. Rowe Price Retirement Active Trust option that most closely aligns with the employee’s expected retirement at age 65.

Employer Non-elective Matching Contributions —Each pay period, the Company makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, and an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay. The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s non-elective matching contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based on their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — Participant contributions are fully vested at all times. Vesting of the Company’s matching contributions in their accounts occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th birthday; or their death while an employee of the Company. Additionally, the Company’s matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Institutional Asset Management, the Vanguard Group, Pacific Investment Management Company LLC, Metropolitan West Asset Management LLC, State Street Global Advisors and BlackRock Institutional Trust Company N.A., or a broad range of funds through a brokerage account, TradeLink Plus. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in their TradeLink Plus account. The TradeLink Plus accounts allow participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the Internal Revenue Service (IRS) regulations, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2016 and 2015, the Plan held, through the Master Trust, 682,857 and 751,387 shares, respectively, of common stock of Sempra Energy, the sponsoring employer, and recorded related dividend income of $2,072,279 during the year ended December 31, 2016.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common/collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income/Loss Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income/loss, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value or net asset value (NAV) for the stable value fund and common/collective trusts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2016 or 2015.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

New Accounting Pronouncement — Accounting Standards Update (ASU) No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (A consensus of the Emerging Issues Task Force). This update requires disclosure of the dollar amount of the plan’s interest in each type of investment held by a master trust, as well as the master trust’s other assets and liabilities, on a gross basis and the dollar amount of the plan’s interest in each balance. This update is effective for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented and with early adoption permitted. The Plan has elected to early adopt ASU 2017-06 as of December 31, 2016, and has applied the provisions retrospectively.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued, and no events have occurred that require consideration as adjustments to or disclosures in the financial statements.

3.                    TAX STATUS

The IRS has determined and informed the Company by a letter dated June 10, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. At both December 31, 2016 and 2015, interest rates on loans ranged from 4.25% to 9.25%, and loans outstanding at December 31, 2016, had maturity dates through December 2031. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.                    INTEREST IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of a divided interest, as discussed below, in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances (divided interest). Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund.

The net assets available for plan benefits of the Master Trust at December 31, 2016 and 2015 are summarized as follows:

	As of December 31, 2016
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,099,854	$68,723
Mutual funds	718,574	71,098
Stable value fund	224,830	18,458
Common/collective trusts	1,288,472	137,603

Master Trust investments	3,331,730	295,882

Plus:
Cash	101	19
Notes receivable from participants	75,546	2,928
Dividends receivable	7,422	511
Employer contributions receivable	9	1
Participant contributions receivable	29	3

Net assets available for plan benefits	$3,414,837	$299,344

	As of December 31, 2015
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,132,636	$70,638
Mutual funds	676,668	61,656
Stable value fund	214,199	13,713
Common/collective trusts	1,158,274	120,216

Master Trust investments	3,181,777	266,223

Plus:
Cash	2,408	-
Notes receivable from participants	77,670	2,735
Dividends receivable	7,621	509
Employer contributions receivable	11	1
Participants contributions receivable	51	2

Net assets available for plan benefits	$3,269,538	$269,470

Net appreciation of investments and dividend income for the Master Trust for the year ended December 31, 2016, are as follows:

Net appreciation in fair value of investments:
Sempra Energy common stock	$79,943
Mutual funds	52,251
Stable value fund	72
Common/collective trusts	102,841

Net appreciation in fair value of investments	$235,107

Dividend income	$51,168

As the result of the sale by the Employer of EnergySouth Inc., the parent company of Mobile Gas Service Corporation, to Spire, Inc. on September 12, 2016, the assets of the Mobile Gas Service Corporation Employee Savings Plan were transferred to a new trust on December 2, 2016. The net appreciation in fair value of investments and dividend income above include $930 and $144, respectively, for the period that the net assets of that plan were in the Master Trust.

6.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                 Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                 Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                 Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2016 and 2015:

	2016	2015

Level 1 investments:
Sempra Energy common stock	$1,099,854	$1,132,636
Mutual funds	718,574	676,668

Total level 1 investments	1,818,428	1,809,304

Investments measured at NAV*:
Stable value fund	224,830	214,199
Common/collective trusts	1,288,472	1,158,274

Total investments	$3,331,730	$3,181,777

*                Investments for which fair value is estimated based on NAV in accordance with GAAP have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 5.

There were no investments classified as level 2 or 3 in the Master Trust as of December 31, 2016 or 2015.

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following valuation methods and assumptions are used by the Plan to estimate the fair values of investments held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual fund investments held by the Plan are deemed to be actively traded.

Stable Value Fund — The Plan uses the NAV to determine the fair value of participation units in the stable value fund, which is a common trust (see Note 7). The fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell the investment for an amount different from reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the stable value fund for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the fund due to the termination of the Master Trust.

Common/Collective Trusts — The Plan uses the NAV to determine the fair value of participation units held in common trusts and collective trusts, other than stable value funds, reported by the trust managers as of the financial statement dates, which NAV may reflect recent transaction prices. Each common/collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement, except for the Fidelity International Asset Management (FIAM) (formerly known as Pyramis) Select International Equity Commingled Pool Fund, which has a 1% redemption fee for units held less than 30 days.

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay Plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the Fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

******

SUPPLEMENTAL SCHEDULE

SEMPRA ENERGY SAVINGS PLAN

Employer ID No: 33-0732627

Plan Number:  002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%;
maturities from January 2017 through
		December 2031	**	$2,928,284

 *  Party-in-interest to the Plan.

** Cost not required to be presented for participant-directed investments.

San Diego Gas & Electric

Company Savings Plan

Employer ID No: 95-1184800
Plan Number: 001

Financial Statements as of December 31, 2016 and
2015, and for the Year Ended December 31, 2016,
Supplemental Schedule as of December 31, 2016,
and Report of Independent Registered Public
Accounting Firm

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTE:    Other schedules required by the Department of Labor’s Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are
omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
San Diego Gas & Electric Company Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of San Diego Gas & Electric Company Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 26, 2017

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2016 AND 2015

(Dollars in thousands)

	2016	2015

CASH AND CASH EQUIVALENTS	$-	$1,289

INVESTMENT —
Interest in Sempra Energy Savings Master Trust, at fair value	1,283,134	1,238,494

RECEIVABLES:
Notes receivable from participants	28,415	29,997
Dividends	2,809	2,974
Employer contributions	1	6
Participant contributions	3	32

Total receivables	31,228	33,009

NET ASSETS AVAILABLE FOR BENEFITS	$1,314,362	$1,272,792

See notes to financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2016

(Dollars in thousands)

ADDITIONS:

Net investment gain — Plan interest in Sempra Energy Savings Master Trust investment gain	$111,981

Contributions:
Employer	14,641
Participant	51,682
Participant rollovers	1,836

Total contributions	68,159

Interest income on notes receivable from participants	1,239

Total additions	181,379

DEDUCTIONS:
Distributions to participants or their beneficiaries	138,747
Administrative expenses	270

Total deductions	139,017

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	42,362

PLAN TRANSFERS:
Transfers from plans of related entities	3,542
Transfers to plans of related entities	(4,334)

Net plan transfers out of plan	(792)

INCREASE IN NET ASSETS	41,570

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,272,792

End of year	$1,314,362

See notes to financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the San Diego Gas & Electric Company Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of San Diego Gas & Electric Company (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan. Participants are eligible to receive an Employer matching contribution immediately upon entering the Plan. Employees may make regular savings investments in the common stock of Sempra Energy, the indirect parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $18,000 for 2016. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $6,000 on a pretax basis for 2016. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral percentage for participants is 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%. The default investment vehicle for 2016 is the T. Rowe Price Retirement Active Trust option that most closely aligns with the employee’s expected retirement at age 65.

Employer Non-elective Matching Contributions — Each pay period, the Company makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to 6% of eligible pay, and an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay. The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s non-elective matching contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based upon their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — Participant contributions are fully vested at all times. Vesting of the Company’s matching contributions in their accounts occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th birthday; or their death while an employee of the Company. Additionally, the Company’s matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Institutional Asset Management, the Vanguard Group, Pacific Investment Management Company LLC, Metropolitan West Asset Management LLC, State Street Global Advisors and BlackRock Institutional Trust Company N.A., or a broad range of funds through a brokerage account, TradeLink Plus. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in the TradeLink Plus account. TradeLink Plus accounts allow participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the Internal Revenue Service (IRS) regulations, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2016 and 2015, the Plan held, through the Master Trust, 4,104,551 shares and 4,644,621 shares, respectively, of common stock of Sempra Energy, the indirect parent company of the sponsoring employer, and recorded related dividend income of $11,745,762 during the year ended December 31, 2016.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common/collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income/Loss Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income/loss, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value or net asset value (NAV) for the stable value fund and common/collective trusts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 and $170,000 at December 31, 2016 and 2015, respectively.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

New Accounting Pronouncement — Accounting Standards Update (ASU) No. 2017-06, Plan Accounting:  Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (A consensus of the Emerging Issues Task Force). This update requires disclosure of the dollar amount of the plan’s interest in each type of investment held by a master trust, as well as the master trust’s other assets and liabilities, on a gross basis and the dollar amount of the plan’s interest in each balance. This update is effective for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented and with early adoption permitted. The Plan has elected to early adopt ASU 2017-06 as of December 31, 2016, and has applied the provisions retrospectively.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued, and no events have occurred that require consideration as adjustments to or disclosures in the financial statements.

3.                    TAX STATUS

The IRS has determined and informed the Company by a letter dated September 18, 2013, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. At both December 31, 2016 and 2015, interest rates on loans ranged from 4.25% to 9.25%, and loans outstanding at December 31, 2016 had maturity dates through January 2032. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.                    INTEREST IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of a divided interest, as discussed below, in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances (divided interest). Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund.

The net assets available for plan benefits of the Master Trust at December 31, 2016 and 2015 are summarized as follows:

	As of December 31, 2016
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,099,854	$413,082
Mutual funds	718,574	288,046
Stable value fund	224,830	76,785
Common/collective trusts	1,288,472	505,221

Master Trust investments	3,331,730	1,283,134

Plus:
Cash	101	-
Notes receivable from participants	75,546	28,415
Dividends receivable	7,422	2,809
Employer contributions receivable	9	1
Participant contributions receivable	29	3

Net assets available for plan benefits	$3,414,837	$1,314,362

	As of December 31, 2015
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,132,636	$436,641
Mutual funds	676,668	277,971
Stable value fund	214,199	70,871
Common/collective trusts	1,158,274	453,011

Master Trust investments	3,181,777	1,238,494

Plus:
Cash	2,408	1,289
Notes receivable from participants	77,670	29,997
Dividends receivable	7,621	2,974
Employer contributions receivable	11	6
Participants contributions receivable	51	32

Net assets available for plan benefits	$3,269,538	$1,272,792

Net appreciation of investments and dividend income for the Master Trust for the year ended December 31, 2016, are as follows:

Net appreciation in fair value of investments:
Sempra Energy common stock	$79,943
Mutual funds	52,251
Stable value fund	72
Common/collective trusts	102,841

Net appreciation in fair value of investments	$235,107

Dividend income	$51,168

As the result of the sale of EnergySouth Inc., the parent company of Mobile Gas Service Corporation, by Sempra Energy, the indirect parent company of the Employer, to Spire, Inc. on September 12, 2016, the assets of the Mobile Gas Service Corporation Employee Savings Plan were transferred to a new trust on December 2, 2016. The net appreciation in fair value of investments and dividend income above include $930 and $144, respectively, for the period that the net assets of that plan were in the Master Trust.

6.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                 Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                 Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                 Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2016 and 2015:

	2016	2015

Level 1 investments:
Sempra Energy common stock	$1,099,854	$1,132,636
Mutual funds	718,574	676,668

Total level 1 investments	1,818,428	1,809,304

Investments measured at NAV*:
Stable value fund	224,830	214,199
Common/collective trusts	1,288,472	1,158,274

Total investments	$3,331,730	$3,181,777

*                Investments for which fair value is estimated based on NAV in accordance with GAAP have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 5.

There were no investments classified as level 2 or 3 in the Master Trust as of December 31, 2016 or 2015.

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following valuation methods and assumptions are used by the Plan to estimate the fair values of investments held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual fund investments held by the Plan are deemed to be actively traded.

Stable Value Fund — The Plan uses the NAV to determine the fair value of participation units in the stable value fund, which is a common trust (see Note 7). The fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell the investment for an amount different from reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the stable value fund for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the fund due to the termination of the Master Trust.

Common/Collective Trusts — The Plan uses the NAV to determine the fair value of participation units held in common trusts and collective trusts, other than stable value funds, reported by the trust managers as of the financial statement dates, which NAV may reflect recent transaction prices. Each common/collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement, except for the Fidelity International Asset Management (FIAM) (formerly known as Pyramis) Select International Equity Commingled Pool Fund, which has a 1% redemption fee for units held less than 30 days.

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the Fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

******

SUPPLEMENTAL SCHEDULE

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

Employer ID No: 95-1184800

Plan Number: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor, or	Maturity Date, Rate of Interest, and	(d)	Current
(a)	Similar Party	Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%; maturities from January 2017 through January 2032	**	$28,415,082

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant-directed investments.

Southern California Gas

Company Retirement

Savings Plan

Employer ID No: 95-1240705

Plan Number: 002

Financial Statements as of December 31, 2016 and

2015, and for the Year Ended December 31, 2016,

Supplemental Schedule as of December 31, 2016, and

Report of Independent Registered Public Accounting

Firm

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

NOTE:    Other schedules required by the Department of Labor’s Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Southern California Gas Company Retirement Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of Southern California Gas Company Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 26, 2017

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2016 AND 2015

(Dollars in thousands)

	2016	2015

CASH AND CASH EQUIVALENTS	$82	$1,098

INVESTMENT — Interest in Sempra Energy Savings Master Trust, at fair value	1,752,714	1,653,592

RECEIVABLES:
Notes receivable from participants	44,203	44,132
Dividends	4,102	4,109
Employer contributions	7	4
Participant contributions	22	16

Total receivables	48,334	48,261

NET ASSETS AVAILABLE FOR BENEFITS	$1,801,130	$1,702,951

See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2016

(Dollars in thousands)

ADDITIONS:
Net investment gain — Plan interest in Sempra Energy
Savings Master Trust investment gain	$147,662

Contributions:
Employer	22,402
Participant	72,341
Participant rollovers	2,743

Total contributions	97,486

Interest income on notes receivable from participants	1,848

Total additions	246,996

DEDUCTIONS:
Distributions to participants or their beneficiaries	149,249
Administrative expenses	485

Total deductions	149,734

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	97,262

PLAN TRANSFERS:
Transfers from plans of related entities	1,767
Transfers to plans of related entities	(850)

Net plan transfers into plan	917

INCREASE IN NET ASSETS	98,179

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,702,951

End of year	$1,801,130

See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Southern California Gas Company Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Southern California Gas Company (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan. Nonrepresented participants are eligible to receive an Employer matching contribution immediately upon entering the Plan. Represented participants are eligible to receive an Employer matching contribution after one year in which they complete 1,000 hours of service.  Employees may make regular savings investments in the common stock of Sempra Energy, the indirect parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $18,000 for 2016. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $6,000 on a pretax basis for 2016. The Plan allows for automatic enrollment of newly hired nonrepresented employees who either do not elect a specific deferral percentage or do not opt out of the Plan The automatic deferral percentage for participants is 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%. The default investment vehicle for 2016 is the T. Rowe Price Retirement Active Trust option that most closely aligns with the employee’s expected retirement at age 65.

Employer Non-elective Matching Contributions — Each pay period, the Company makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, and an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay. The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s non-elective matching contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based on their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — Participant contributions are fully vested at all times. Vesting of the Company’s matching contributions in their accounts occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th  birthday; or their death while an employee of the Company. Additionally, the Company’s matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Institutional Asset Management, the Vanguard Group, Pacific Investment Management Company LLC, Metropolitan West Asset Management LLC, State Street Global Advisors and BlackRock Institutional Trust Company N.A., or a broad range of funds through a brokerage account, TradeLink Plus. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in their TradeLink Plus account. The TradeLink Plus accounts allow participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the Internal Revenue Service (IRS) regulations, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2016 and 2015, the Plan held, through the Master Trust, 6,141,188 and 6,610,679 shares, respectively, of common stock of Sempra Energy, the indirect parent company of the sponsoring employer, and recorded related dividend income of $16,785,397 during the year ended December 31, 2016.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common/collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income/Loss Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income/loss, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value or net asset value (NAV) for the stable value fund and common/collective trusts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at either December 31, 2016 or 2015.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

New Accounting Pronouncement — Accounting Standards Update (ASU) No. 2017-06, Plan Accounting:  Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (A consensus of the Emerging Issues Task Force). This update requires disclosure of the dollar amount of the plan’s interest in each type of investment held by a master trust, as well as the master trust’s other assets and liabilities, on a gross basis and the dollar amount of the plan’s interest in each balance. This update is effective for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented and with early adoption permitted. The Plan has elected to early adopt ASU 2017-06 as of December 31, 2016, and has applied the provisions retrospectively.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued, and no events have occurred that require consideration as adjustments to or disclosures in the financial statements.

3.                    TAX STATUS

The IRS has determined and informed the Company by a letter dated January 29, 2015, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended and restated since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. At December 31, 2016, interest rates on loans ranged from 4.25% to 9.25%, and at December 31, 2015, interest rates on loans ranged from 4.25% to 9.50%. Loans outstanding at December 31, 2016 had maturity dates through January 2032. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.                    INTEREST IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of a divided interest, as discussed below, in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances (divided interest). Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund.

The net assets available for plan benefits of the Master Trust at December 31, 2016 and 2015 are summarized as follows:

	As of December 31, 2016
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,099,854	$618,049
Mutual funds	718,574	359,430
Stable value fund	224,830	129,588
Common/collective trusts	1,288,472	645,647

Master Trust investments	3,331,730	1,752,714

Plus:
Cash	101	82
Notes receivable from participants	75,546	44,203
Dividends receivable	7,422	4,102
Employer contributions receivable	9	7
Participant contributions receivable	29	22

Net assets available for plan benefits	$3,414,837	$1,801,130

	As of December 31, 2015
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,132,636	$621,470
Mutual funds	676,668	334,288
Stable value fund	214,199	128,026
Common/collective trusts	1,158,274	569,808

Master Trust investments	3,181,777	1,653,592

Plus:
Cash	2,408	1,098
Notes receivable from participants	77,670	44,132
Dividends receivable	7,621	4,109
Employer contributions receivable	11	4
Participant contributions receivable	51	16

Net assets available for plan benefits	$3,269,538	$1,702,951

Net appreciation of investments and dividend income for the Master Trust for the year ended December 31, 2016, are as follows:

Net appreciation in fair value of investments:
Sempra Energy common stock	$79,943
Mutual funds	52,251
Stable value fund	72
Common/collective trusts	102,841

Net appreciation in fair value of investments	$235,107

Dividend income	$51,168

As the result of the sale of EnergySouth Inc., the parent company of Mobile Gas Service Corporation, by Sempra Energy, the indirect parent company of the Employer, to Spire, Inc. on September 12, 2016, the assets of the Mobile Gas Service Corporation Employee Savings Plan were transferred to a new trust on December 2, 2016. The net appreciation in fair value of investments and dividend income above include $930 and $144, respectively, for the period that the net assets of that plan were in the Master Trust.

6.     FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•    Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•    Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•    Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2016 and 2015:

	2016	2015

Level 1 investments:
Sempra Energy common stock	$1,099,854	$1,132,636
Mutual funds	718,574	676,668

Total level 1 investments	1,818,428	1,809,304

Investments measured at NAV*:
Stable value fund	224,830	214,199
Common/collective trusts	1,288,472	1,158,274

Total investments	$3,331,730	$3,181,777

*    Investments for which fair value is estimated based on NAV in accordance with GAAP have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 5.

There were no investments classified as level 2 or 3 in the Master Trust as of December 31, 2016 or 2015.

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following valuation methods and assumptions are used by the Plan to estimate the fair values of investments held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual fund investments held by the Plan are deemed to be actively traded.

Stable Value Fund — The Plan uses the NAV to determine the fair value of participation units in the stable value fund, which is a common trust (see Note 7). The fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell the investment for an amount different from reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the stable value fund for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the fund due to the termination of the Master Trust.

Common/Collective Trusts — The Plan uses the NAV to determine the fair value of participation units held in common trusts and collective trusts, other than stable value funds, reported by the trust managers as of the financial statement dates, which NAV may reflect recent transaction prices. Each common/collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement, except for the Fidelity International Asset Management (FIAM) (formerly known as Pyramis) Select International Equity Commingled Pool Fund, which has a 1% redemption fee for units held less than 30 days.

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.     STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the Fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

******

SUPPLEMENTAL SCHEDULE

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

Employer ID No: 95-1240705

Plan Number: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%;
maturities from January 2017
		through January 2032	**	$ 44,202,759

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans’ sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY SAVINGS PLAN
(Full title of the Plan)

Date: June 26, 2017	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President, Chief Human Resources & Administrative Officer, Sempra Energy

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
(Full title of the Plan)

Date: June 26, 2017	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President, Chief Human Resources & Administrative Officer, Sempra Energy

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
(Full title of the Plan)

Date: June 26, 2017	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President, Chief Human Resources & Administrative Officer, Sempra Energy